InterCloud Systems, Inc.
2500 N. Military Trial, Suite 275
Boca Raton, FL 33431

March 26, 2013

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  William H. Thompson
                    Accounting Branch Chief

Re:	InterCloud Systems, Inc. Form 8-K Filed March 25, 2013 File No. 0-32037

Dear Mr. Thompson:

InterCloud Systems, Inc., a Delaware corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 25, 2013 (the “Comment Letter”), with respect to the Company’s Current Report on Form 8-K, filed with the Commission on March 25, 2013 (the “Form 8-K”).  The Company hereby files via EDGAR its response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the Company’s responses.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the Form 8-K.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.  Please tell us when you plan to amend your Registration Statement on Form S-1 filed December 5, 2012 and respond to our comment letter dated January 4, 2013.

Response:  Please be advised that on March 26, 2013, the Company filed Amendment No. 1 to its Registration Statement on Form S-1, originally filed with the Commission on December 5, 2012, and has submitted via EDGAR its response to the Staff’s comment letter dated January 4, 2013.

* * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me, or our counsel M. Ali Panjwani, Esq. of Pryor Cashman LLP  at (212) 326-0820, if you have any questions.

Sincerely,

/s/ Mark E. Munro
Mark E. Munro
Chief Executive Officer

cc:  M. Ali Panjwani, Esq.